FORM 10-QSB

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended	Nine Months Ended
June 30,	June 30,
2007 2006	2007 2006

NET INCOME Net Income <Loss> applicable to common shares for basic earnings per share	$31,321	$293,975	$<1,100,839>	$292,506

Net Income <Loss> applicable to common shares for diluted earnings per share	$31,321	$293,975	$<1,100,839>	$292,506

SHARES OUTSTANDING Weighted average shares for basic earnings per share	1,211,498	1,211,245	1,211,663	1,211,245

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	73,852	35,162	*	31,357

Total shares for diluted earnings per share	1,286,350	1,246,407	1,211,663	1,242,602

Basic Earnings Per Common Share	$.02	$.24	$<.91>	$.24

Diluted Earnings Per Common Share	$.02	$.24	$<.91>	$.24

 *  Net effect of stock options was antidilutive for the period.